SEC
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Section

DEC 13 2011

Washington, DC
125

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street, Suite 320
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Chin 415.392.4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Calvin B Grigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grigsby & Associates, Inc, as of September 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 20th day of November, 2011 by Calvin B. Grigsby proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Darnella Broaden
Notary Public

Signature

President /CEO
Title

DARNELLA BROADEN
COMM. # 1909829
NOTARY PUBLIC - CALIFORNIA
SOLANO COUNTY
My Comm. Exp. Oct. 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

We have audited the accompanying statement of financial condition of Grigsby & Associates, Inc. and Subsidiary (the Company) as of September 30, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 5, 2011

Grigsby & Associates, Inc. and Subsidiary
Statement of Financial Condition
September 30, 2011

Assets

Cash and cash equivalents	$	44,485
Deposit with clearing organization		100,256
Accounts receivable		148,807
Marketable securities, at market value		150,410
Building, land, equipment, and furniture, net		344,963
Municipal bonds owned, at market value		144,412
Receivable from related parties		2,922,328
Deposits		18,065
Other assets		3,953
Total assets	$	3,877,679

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	148,749
Income taxes payable		87,865
Due to clearing organization		131,670
Liabilities subordinated to claims of general creditors		115,114
Total liabilities		483,398
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 100,000 shares authorized, 1,050 shares issued and outstanding		31,500
Additional paid-in capital		3,215,171
Retained earnings		147,610
Total stockholders' equity		3,394,281
Total liabilities and stockholders' equity	$	3,877,679

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Operations
For the Year Ended September 30, 2011

Revenues	
Commissions	$ 1,309,249
Underwriting fees	1,258,397
Interest income	30,176
Net dealer inventory and investment gains (losses)	21,583
Other income	1
Total revenues	2,619,406
Expenses	
Employee compensation and benefits	1,274,515
Underwriting	237,539
Communications	51,395
Interest	34,175
Occupancy expense	165,842
Taxes, licenses, & fees	88,296
Other operating expenses	852,663
Total expenses	2,704,425
Net income (loss) before income tax provision	(85,019)
Income tax provision	7,004
Net income (loss)	$ (92,023)

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2010	$ 31,500	$ 3,283,540	$ 239,633	$ 3,554,673
Return of capital		(68,369)		(68,369)
Net income (loss)	-	-	(92,023)	(92,023)
Balance at September 30, 2011	$ 31,500	$ 3,215,171	$ 147,610	$ 3,394,281

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2011

		Amount
Balance at September 30, 2010	$	115,114
Increase:		
Issuance of subordinated notes		115,114
Decrease:		
Payment of subordinated notes		(115,114)
Balance at September 30, 2011	$	115,114

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash flow from operating activities:		
Net income (loss)		$ (92,023)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 8,876	
Net change in securities, not readily marketable	2,532	
(Increase) decrease in assets:		
Accounts receivable	(82,057)	
Marketable securities, at market value	(24,115)	
Other assets	55,986	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(64,661)	
Payable to related party	(3,381)	
Income taxes payable	718	
Due to clearing organization	131,670	
Total adjustments		25,568
Net cash and cash equivalents provided by (used in) operating activities		(66,455)
Cash flow from investing activities:		
Purchase of municipal bonds	(131,671)	
Loan to related parties	(195,905)	
Repayment of loan from related party	230,000	
Net cash and cash equivalents provided by (used in) investing activities		(97,576)
Cash flow from financing activities:		
Return of capital	(68,369)	
Net cash and cash equivalents provided by (used in) financing activities		(68,369)
Net increase (decrease) in cash and cash equivalents		(232,400)
Cash and cash equivalents at beginning of year		276,885
Cash and cash equivalents at end of year		$ 44,485

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Statement of Cash Flows
For the Year Ended September 30, 2011

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	18,269
Income taxes	$	22,900

Supplemental disclosures of non-cash transactions:

During the year ended September 30, 2011, the Company was transferred a condominium in Miami, Florida valued at $330,000 by Fiscal Funding Co., Inc. ("Fiscal"), a related entity. The transfer of the property reduced an outstanding receivable from Fiscal.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Grigsby & Associates, Inc. and Subsidiary was incorporated in 1981, and registered as a broker/dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the "Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The consolidated financial statements include the accounts of Grigsby & Associates, Inc. (the "Parent") and Grigsby Branford Capital Partners (the "Subsidiary"), a wholly-owned subsidiary, All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including underwriting fees, financial advisory fees, remarketing agents, and secondary trading.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising and marketing costs are expensed as incurred. For the year ended September 30, 2011 the Company included $7,699 of these in other operating expense.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company. Mutual funds and annuities income are recognized when earned.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Building, land, equipment, and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through December 5, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Southwest Securities Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Cash balances on deposit with the Clearing Broker serve as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2011 was $100,256.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2011, these securities are carried at their fair market value of $150,410. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment gains of $24,115.

Note 4: BUILDING, LAND, EQUIPMENT, AND FURNITURE, NET

Building, land, equipment, and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

Note 4: BUILDING, LAND, EQUIPMENT, AND FURNITURE, NET (Continued)

			Useful Life
Equipment and furniture	$	242,494	5-7
Building		247,500	39
Land		82,500	
Total cost of building, land, equipment, and furniture		572,494	
Less: accumulated depreciation		(227,531)	
Building, land, equipment, and furniture, net	$	344,963	

Depreciation expense for the year ended September 30, 2011 was $8,876.

Note 5: INCOME TAXES

	Current		Deferred		Total	
Federal	$	-	$	-	$	-
State		7,004		-		7,004
Total income tax expense (benefit)	$	7,004	$	-	$	7,004

The current provision of $7,004 for income taxes consists Federal, California , New York, Louisana, Alabama, Mississippi, Missouri, and Illinois tax. The Company also recognizes Alternative Minimum tax ("AMT").

The Company has available at September 30, 2011, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $278,139, that expires as follows:

Note 5: INCOME TAXES (Continued)

Expriation during year ended September 30,	Amount of unused operating loss carry-forwards
2020	$ 130,502
2021	516,527
2022	141,443
2023	399,388
2025	370,639
2027	155,910
2031	139,850
	$ 1,854,259

A 100% valuation allowance has been established against this asset since management cannot determine if it more likely than not that the asset will be realized.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2011:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities, at market value	$ 150,410	$ 150.410	$ -	$ -
Municipal bonds owned, at market value	$ 144,412	$ 144,412	$ -	$ -
Building	$ 247,500	$ -	$ 247,500	$ -
Total	$ 542,322	$ 294,822	$ 247,500	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Payable to clearing organization	$ 131,670	$ 131,670	$ -	$ -
Total	$ 131,670	$ 131,670	$ -	$ -

Note 7: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value, consist of municipal bonds the Company has taken positions in. These positions are often short-term and obtained by credit from the clearing organization, often clearing in a few days. At September 30, 2011, the Company had municipal bond positions of $144,412 with unrealized losses of $2,532.

Note 8: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Municipal Bonds Owned, At Market Value (Note 7), the Company acquired its municipal bond positions using credit extended from the clearing organization. At September 30, 2011, the credit balance payable to clearing organization was $131,670. Since this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for purposes of net capital calculation.

Note 9: RELATED PARTY TRANSACTIONS

The majority shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc. ("Fiscal"). The Company paid certain expenses including legal and other administrative expenses on behalf of Fiscal. For the year ended September 30, 2011, Fiscal owes the Company $2,134,980, which is included in Receivable from related parties on the Statement of Financial Condition. The receivable is unsecured and non-interest bearing. If interest had been changed at current U.S. bank rates of approximately 0.06%, then the resulting income from operations would increase by $1,448.

During the year Fiscal transferred its ownership of a condominium located in Miami, Florida to the Company. The property was transferred in at $330,000 and reduced the receivable from Fiscal. Also, during the year Fiscal assigned a legal settlement award of $230,000 to the Company to reduce the receivable on the Company books.

Receivable from related parties also consists of advances made to employees and officers. The advance made to an employee of $7,500 is unsecured, non-interest bearing and due on demand. The advance to officers of $769,375 includes $11,323 of imputed interest at the Applicable Federal Rate of 1.63%.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 10: SUBORDINATED LIABILITIES

The borrowings under subordinated agreements at September 30, 2011 are listed below

Liabilities subordinated to agreements:

Interest at 8% due August 31, 2012	$	90,114
Interest at 12% due April 30, 2012		25,000
Total	$	115,114

The interest expense for the year was $10,459.

The subordinated borrowings are covered by agreements approved by FINRA (formerly the National Association of Securities Dealers, Inc. ("NASD")) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 11: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximum contribution of $15,000 per employee. For the year ended September 30, 2011, the Company did not make a contribution to the plan.

Note 12: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

In July 2009, the Company expanded its location and entered into a forty month lease for its San Francisco office space. In December 2009, the Company entered into a five (5) year lease for its New York office space. On March 3, 2008, the Company entered into a three year lease for office space in Chicago and was extended for an additional three years during the year ended September 30, 2011. On April 15, 2008 the Company entered into a lease agreement for office space in Louisiana which was extended for an additional three years during the year ended September 30, 2011. These leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor. Under these agreements total rent expense for the year ended September 30, 2011, was $152,674, which is included in occupancy and equipment rental, in the statement of operations.

At September 30, 2011, the minimum annual payments are as follows:

Year Ending September 30,		
2012	$	156,750
2013		121,723
2014		107,944
2015		43,231
2016 & thereafter		-
	$	429,648

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: COMMITMENTS AND CONTINGENCIES (Continued)

Taxes

The Company made certain payments to individuals as independent contractors and accordingly, did not withhold payroll taxes from the amounts paid. The IRS may challenge this classification and require the Company to remit the requisite employer payroll taxes and possibly employee taxes as well. In addition, the California Employment Development Department would follow any such finding by the IRS, exposing the Company to California payroll taxes as well.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time. The Company's accounts receivable are predominately from other broker/dealers.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending September 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2011, the Company had net capital of $150,123 which was $50,123 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($236,614) to net capital was 1.58 to 1, which is less than the 15 to 1 maximum allowed.

Grigsby & Associates, Inc. and Subsidiary

Notes to Financial Statements

September 30, 2011

Note 16: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $20,373 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 129,750
Adjustments:		
Retained earnings	$ 214	
Non-allowable assets	30,899	
Haircuts & undue concentration	(10,740)	
Total adjustments		20,373
Net capital per audited statements		$ 150,123

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2011

Computation of net capital		
Common stock	$ 31,500	
Additional paid-in capital	3,215,171	
Retained earnings	147,610	
Total stockholders' equity		$ 3,394,281
Add: Additions to capital		
Subordinated liabilities	115,114	
Total allowable subordinated liabilities		115,114
Total equity & allowable subordinated liability		3,509,395
Less: Non-allowable assets		
Building, land, equipment, and furniture, net	(344,963)	
Receivable from related parties	(2,922,328)	
Deposits	(18,065)	
Other assets	(3,953)	
Total non-allowable assets		(3,289,309)
Net capital before haircuts		220,086
Less: Haircuts and undue concentration		
Haircut on marketable securities	(22,562)	
Haircut on municipal securities	(9,688)	
Haircut on money markets	(2,745)	
Haircut on fidelity bond	(13,000)	
Undue concentration	(21,968)	
Total haircuts & undue concentratior		(69,963)
Net Capital		150.123
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 15,774	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 50,123
Ratio of aggregate indebtedness to net capital	1.58 : 1	

There was a difference of $20,373 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2011 (See Note 16).

See independent auditor's report

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

A computation of reserve requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Grigsby & Associates, Inc. and Subsidiary

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2011

Grigsby & Associates, Inc. and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

In planning and performing our audit of the financial statements of Grigsby & Associates, Inc. and Subsidiary (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, during the course of the audit engagement, we encountered certain control deficiencies that did not rise to the level of significant or material weaknesses, but nevertheless were an impediment to the operation of an efficient and effective system of internal control. The deficiencies noted were as follows:

- Failure to provide for adequate segregation of duties
- Failure to post all prior year audit journal entries
- Failure to timely record assets acquired at their proper fair value
- Failure to prepare timely reconciliations of bank balances
- Failure to properly allocate expenses to appropriate accounts
- Failure to segregate personal expenses from company expenses
- Failure to provide proper and timely management oversight

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's

practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

SEC
Mail Processing
Section

DEC 13 2011

Washington, DC
125

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 6, 2011

Grigsby & Associates, Inc. and Subsidiary

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended September 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Grigsby & Associates, Inc. and Subsidiary

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Grigsby & Associates, Inc. and Subsidiary ("the Company") for the year ended September 30, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Grigsby & Associates, Inc. and Subsidiary taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 5, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Grigsby & Associates, Inc. and Subsidiary
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2011

	Amount
Total assessment	$ 6,549
SIPC-6 general assessment Payment has not been made	-
SIPC-7 general assessment Payment has not been made	-
Total assessment balance (overpaymment carried forward)	$ 6,549